FORM 52-109FV2
CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

               I, P. Wayne Musselman, Director of Sand Technology Inc. (performing functions similar to those performed by a chief executive officer), certify the following:

1.           Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Sand Technology Inc. (the “issuer”) for the financial year ended July 31, 2012.

2.           No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.           Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: November 28, 2012

/s/ P. Wayne Musselman
P. Wayne Musselman
Director (performing functions similar to those performed by the chief financial officer)

NOTE TO READER

In contrast to the certificate required for non-venture issuers under Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings (Regulation 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in Regulation 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

             i)             controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

             The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Regulation 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.